Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015

DAVID P. PINTO (612) 349-8544

April 21, 2005

Via EDGAR
Securities and Exchange Commission
450 - 5th Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Appliance Recycling Centers of America, Inc. Amendment No. 3 to Registration Statement on Form S-2 Commission File No. 333-123005

Ladies and Gentlemen:

        On behalf of Appliance Recycling Centers of America, Inc. (the "Company"), we are transmitting for filing via EDGAR an Amendment No. 3 to the Company's Registration Statement on Form S-2 under the Securities Act of 1933, as amended.

        Amendment No. 3 is being filed to respond to supplemental comments provided orally by the staff. In Amendment No. 3, the Company has revised footnote 7 to the table of selling shareholders to provide additional information regarding beneficial ownership of the shares owned by Turn of the Tide.

        If you have any questions regarding this filing, please contact me at (612) 349-8544.

Sincerely,
ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
/s/ David P. Pinto
David P. Pinto

DPP/
Enclosure

cc:	Edward R. (Jack) Cameron (w/o enclosures) Appliance Recycling Centers of America, Inc.